[Dechert LLP Letterhead]

April 12, 2007

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:	Fidelity Commonwealth Trust II
Securities Act File No. 333-139427
Investment Company Act File No. 811-21990

Ladies and Gentlemen:

On behalf of Fidelity Commonwealth Trust II (“Registrant”), an open-end, management investment company, enclosed herewith for filing is Pre-Effective Amendment No. 2 to the Registrant’s initial Registration Statement on Form N-1A (“Amendment”).  The Registrant’s Registration Statement on Form N-1A was filed with the Securities and Exchange Commission (the “Commission”) on December 15, 2006 and Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-1A was filed with the Commission on March 9, 2007.

The principal purpose of this Amendment is to file a seed balance financial statement, a legal opinion, a consent of the Registrant’s registered independent public accountant and to update disclosure in response to comments received from the Commission staff.  By separate letter, the Registrant and its principal underwriter are requesting acceleration of the effective date of the Registrant’s Registration Statement to April 13, 2007.

Please contact me at 202.261.3451 or Anthony Zacharski at 860.524.3937 with any questions or comments regarding the attached.

Sincerely,

/s/  Julien Bourgeois

Julien Bourgeois

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